EXHIBIT 99.17

VIA EDGAR

TO:	United States Securities and Exchange Commission

Re:	Asanko Gold Inc. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the financial year ended December 31, 2016, and any amendments thereto (the “Annual Report”), as filed by the Company with the United States Securities and Exchange Commission.  The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the financial year ended December 31, 2016 (the “Annual Information Form”), and the Management’s Discussion and Analysis for the year ended December 31, 2016 (the “MD&A”).

I, Frederik Fourie, Senior Mine Engineer for the Company, DO HEREBY CONSENT, to:

  the use of my name and the disclosure of me as the person responsible for verifying of certain scientific and technical information contained in the Annual Information Form in respect of the Asanko Gold Mine;

  the use of my name and the disclosure of me as the person responsible for verifying of certain scientific and technical information contained in the MD&A in respect of the Asanko Gold Mine; and

  the inclusion and incorporation by reference of such information in the Annual Report.

Dated March 15, 2017

/s/ Frederik Fourie
Frederik Fourie Pr.Eng.